Alliance Capital Management L.P.
                           1345 Avenue of the Americas
                               New York, NY 10105

                                                                   April 5, 2005

BY EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Laura Hatch

Re: AllianceBernstein International Premier Growth Fund, Inc. (the "Fund") (File No. 333-123582)

Dear Ms. Hatch:

As I understand you discussed with Daniel April of Ropes & Gray LLP, counsel to the Fund, Pre-Effective Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form N-14 of the Fund (Securities Act file number 333-122912) was mistakenly filed on Friday, March 25, 2005 under EDGAR form type N-14 instead of EDGAR form type N-14/A. Amendment No. 1 was correctly filed on EDGAR form type N-14/A on Monday, April 4, 2005. Accordingly, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Fund hereby requests that the March 25, 2005 filing be withdrawn.

The Fund has not offered, and does not currently intend to offer, shares of the Fund pursuant to a Registration Statement on Form N-14 other than shares of the Fund offered through Securities Act file number 333-122912.

Should you have any questions regarding the application for withdrawal, please do not hesitate to call Daniel April at (617) 951-7182 or me at (212) 969-1333.

Sincerely,

/s/ Joseph Bertini

Joseph Bertini
Vice President
Alliance Capital Management L.P.